UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Sky Solar Holdings, Ltd.

(Name of Subject Company (issuer)

Sky Solar Holdings, Ltd.

(Names of Person Filing Statement)

Ordinary Shares, par value US$0.0001 per share*

(Title of Class of Securities)

83084J202 **

83084J988 **

(CUSIP Number of Class of Securities)

Qiang Zhan

Chairman of the Special Committee of the Board of Directors

Sky Solar Holdings, Ltd.

Unit 417, 4th Floor,

Tower Two Lippo Centre

89 Queensway, Admiralty

Hong Kong Special Administrative Region

People’s Republic of China

+852 3960 6548

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

Copy to:

David T. Zhang, Esq.

Daniel Dusek, Esq.

Xiaoxi Lin, Esq.

Kirkland & Ellis

26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road, Central

Hong Kong

Tel: (+852) 3761 3300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*

Not for trading, but only in connection with the listing on the NASDAQ Capital Market of the American Depositary Shares, each representing twenty ordinary shares, par value $0.0001 per share, of the issuer.

**	This CUSIP number applies to the issuer’s ADSs.

This Amendment amends the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission on July 20, 2020, in the name of Sky Solar Holdings, Ltd., Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), at the direction of the special committee of the Company’s board of directors. This Amendment relates to an offer by Square Acquisition Co., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Square Limited, itself an exempted company with limited liability incorporated under the laws of the Cayman Islands, to purchase all of the issued and outstanding ordinary shares of the Company (“Ordinary Shares”), including all Ordinary Shares represented by American depositary shares (each, an “ADS”), not owned by the Offeror Group (as defined in the Schedule 14D-9) (as well as 600,000 ADSs owned by Kai Ding, and 146,499 ADSs owned by TCL Transportation Holdings Limited), at a price of $0.30 in cash per Ordinary Share, or $6.00 in cash per ADS, net to the seller in cash, without interest and less any ADS cancellation fees and other related fees and withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 6, 2020 (as amended, the “Offer to Purchase”) and in the related letter of transmittal for Ordinary Shares (the “Share Letter of Transmittal”) and the related letter of transmittal for ADSs (the “ADS Letter of Transmittal”) (the Offer to Purchase, the Share Letter of Transmittal and the ADS Letter of Transmittal, together with any amendments or supplements thereto, collectively the “Offer”).

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is hereby expressly incorporated by reference. Capitalized terms used herein but not otherwise defined shall have the meanings given to them in the Schedule 14D-9.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The reference to “Xanadu Investment Ltd. (H.K.)” in the first paragraph of the section entitled “Tender Offer” is hereby amended by deleting such words in their entirety and replacing them with “Xanadu Investment (H.K.) Limited.”

The following paragraphs are added immediately before the last paragraph of Item 2:

“On July 24, 2020, the Offeror Group filed an Amendment No. 1 to the Schedule TO (“Amendment No. 1 to Schedule TO”), pursuant to which the Financing Condition was removed.

On July 27, 2020, the Offeror Group filed an Amendment No. 2 to the Schedule TO (“Amendment No. 2 to Schedule TO”) announcing, among other things:

(i) that the expiration time of the Offer was extended until 12:00 midnight, New York City time, at the end of the day on August 28, 2020 (from previously scheduled expiration time at 12:00 midnight, New York City time, at the end of the day on July 31, 2020); and

(ii) that the following was added as a condition to the Offer: on or prior to August 21, 2020, the Offeror Group shall have obtained debt and/or equity financing commitments pursuant to which Purchaser and Parent shall have sufficient funds, after taking into consideration the aggregate proceeds of such debt and/or equity financing, to pay (x) the aggregate Offer Price assuming all of the Ordinary Shares and ADSs that are issued and outstanding and not owned by Offeror Group (as well as 600,000 ADSs owned by Kai Ding and 146,499 ADSs owned by TCL, which shall be tendered in the Offer) are validly tendered and not properly withdrawn and (y) all fees and expenses expected to be incurred in connection with the Offer (“Revised Financing Condition”).”

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

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The following paragraphs are added at the end of the section entitled “Background of the Offer,” as follows:

“On July 24, 2020, the Offeror Group filed Amendment No. 1 to Schedule TO, pursuant to which the Financing Condition was removed.

On July 27, 2020, the Offeror Group filed Amendment No. 2 to Schedule TO announcing, among other things: (i) that the expiration time of the Offer was extended until 12:00 midnight, New York City time, at the end of the day on August 28, 2020 (from previously scheduled expiration time at 12:00 midnight, New York City time, at the end of the day on July 31, 2020); and (ii) that the Revised Financing Condition was added as a condition to the Offer.

As disclosed under the Form 6-K submitted by the Company on August 14, 2020, on August 13, 2020, the Company and certain of its subsidiaries filed a complaint against Hudson in the Supreme Court of the State of New York (the “New York Court”) in relation to the ongoing Hudson Dispute. The Company’s complaint seeks (i) a declaratory judgment with respect to certain purported events of default improperly alleged by Hudson under the Amended and Restated Note Purchase Agreement dated July 15, 2016 between Hudson Solar and certain of the Company’s subsidiaries (the “Note Purchase Agreement”) and Hudson’s subsequent improper acceleration and exercise of self-help measures stemming from the purported events of default under the Note Purchase Agreement, and (ii) damages for losses suffered by the Company and certain of the Company’s subsidiaries as a result of Hudson’s breach of certain terms and implied covenants of the Note Purchase Agreement and breach of §9-610 of the New York Uniform Commercial Code.”

The reference to “Financing Condition” in the sixth bullet point under the second paragraph of the section entitled “Reasons for the Special Committee’s Position” are hereby amended by deleting such words in their entirety and replacing it with “Revised Financing Condition.”

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding two new paragraphs immediately before the last paragraph of the section entitled “Legal Proceedings,” as follows:

“As disclosed under the Form 6-K submitted by the Company on August 3, 2020, on July 30, 2020, the Grand Court of the Cayman Islands (the “Cayman Islands Court”), in connection with an application made by Hudson Capital Solar Infrastructure GP, L.P. (“Hudson Capital”) (in its capacity as general partner of Hudson Solar) and following an ex parte proceeding in which the Company was not permitted to appear (together with other related proceedings, the “Hudson Cayman Proceedings”), issued an order (the “July 30 Order”) that, among other things, froze certain of the Company’s assets and appointed three receivers (the “Receivers” ) to manage the affairs of Company’s wholly owned subsidiary, Sky Solar Power, Ltd. (“Sky Solar Power”) to protect the value of Sky Solar Power and prevent any diminution in its value, including by the granting of security over its assets. The Order also prohibited the Company from taking any steps in relation to the Debt Financing. The Order did not prohibit the Company from dealing with or disposing of its assets in the ordinary course of its business or with prior approval of either the Receivers or the Cayman Islands Court. Hudson Capital sought the Order in connection with the ongoing litigation between Hudson Solar and the Company in the New York Court with respect to the Note Purchase Agreement.

As disclosed under the Form 6-K submitted by the Company on August 14, 2020, on the application of the Company, on August 13, 2020, the Cayman Islands Court discharged the July 30 Order that had been granted to Hudson Capital (in its capacity as general partner of Hudson Solar) in its entirety and with immediate effect.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2020

SKY SOLAR HOLDINGS, LTD.

By:	/s/ Qiang Zhan
Name: Qiang Zhan
Title: Chairman of the Special Committee of the Board of Directors

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